UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Smart Sand, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

83191H107
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 83191H107		Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
Clearlake Capital Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,752,666

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,752,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,752,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
23.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

Schedule 13G
CUSIP No. 83191H107		Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
José Enrique Feliciano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
47,703

	6	SHARED VOTING POWER
10,752,666

	7	SOLE DISPOSITIVE POWER
47,703

	8	SHARED DISPOSITIVE POWER
10,752,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,800,369

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
23.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13G
CUSIP No. 83191H107		Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
Behdad Eghbali

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,752,666

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,752,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,752,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
23.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13G
CUSIP No. 83191H107		Page 5 of 10 Pages
Item 1(a).	Name of Issuer:

Smart Sand, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1725 Hughes Landing Blvd, Suite 800, The Woodlands, Texas 77380

Item 2(a).	Name of Persons Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Clearlake Capital Group, L.P. (“Clearlake Capital Group”);
ii)	José Enrique Feliciano (“Mr. Feliciano”); and
iii)	Behdad Eghbali (“Mr. Eghbali”)

This Statement relates to the Shares (as defined herein) held for the account of Capital Partners II (Master), L.P., a Delaware limited partnership (“Clearlake Capital Partners II”). Clearlake Capital Group, L.P. serves as the investment adviser and general partner to Clearlake Capital Partners II. Mr. Feliciano and Mr. Eghbali are Managing Partners of Clearlake Capital Group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Clearlake Capital Group, L.P., 233 Wilshire Blvd., Suite 800, Santa Monica, California 90401.

Item 2(c).	Citizenship:

i)	Clearlake Capital Group is a Delaware limited partnership;
ii)	Mr. Feliciano is a citizen of the United States of America; and
iii)	Mr. Eghbali is a citizen of the United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

83191H107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Schedule 13G
CUSIP No. 83191H107		Page 6 of 10 Pages
Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2021, each of the Reporting Persons may be deemed the beneficial owner of 10,752,666 Shares held for the account of Clearlake Capital Partners II, and Mr. Feliciano may be deemed the beneficial owner of an additional 47,703 Shares underlying a Restricted Stock Award that vests on July 30, 2022, which shares are held for the benefit of Clearlake Capital Partners II. As such, Mr. Eghbali may be deemed the beneficial owner of an aggregate 10,752,666 Shares.

(b)	Percent of class:

As of December 31, 2021, each of Clearlake Capital Group and Mr. Eghbali may be deemed the beneficial owner of approximately 23.8% of the Shares outstanding and Mr. Feliciano may be deemed the beneficial owner of approximately 23.9% of the Shares outstanding. (There were 45,265,601 Shares outstanding as of November 2, 2021 based upon the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.)

(c)	Number of shares as to which such person has:

Clearlake Capital Group and Mr. Eghbali

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 10,752,666
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 10,752,666

Mr. Feliciano:

(i)	Sole power to vote or to direct the vote: 47,703
(ii)	Shared power to vote or to direct the vote: 10,752,666
(iii)	Sole power to dispose or to direct the disposition of: 47,703
(iv)	Shared power to dispose or to direct the disposition of: 10,752,666

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See disclosure in Items 2 and 4 hereof. Clearlake Capital Partners II is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See disclosure in Item 2 hereof.

Schedule 13G
CUSIP No. 83191H107		Page 7 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

This Item 10 is not applicable.

Schedule 13G
CUSIP No. 83191H107		Page 8 of 10 Pages
SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 14, 2022

CLEARLAKE CAPITAL GROUP, L.P.

By:	/s/ John Cannon
Name:	John Cannon
Attorney-in-Fact

JOSÉ E. FELICIANO

By:	/s/ John Cannon
Attorney-in-Fact

BEHDAD EGHBALI

By:	/s/ John Cannon
Attorney-in-Fact

Schedule 13G
CUSIP No. 83191H107		Page 9 of 10 Pages
EXHIBIT INDEX
Exhibit No.
1	Joint Filing Agreement, dated February 14, 2022
2	Power of Attorney of Reporting Persons (incorporated by reference to Exhibit No. 2 to the Schedule 13G filed by the Reporting Persons on February 8, 2021)

Schedule 13G
CUSIP No. 83191H107		Page 10 of 10 Pages
Exhibit 1
JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 14th of February, 2022

CLEARLAKE CAPITAL GROUP, L.P.

By:	/s/ John Cannon
Name:	John Cannon
Attorney-in-Fact

JOSÉ E. FELICIANO

By:	/s/ John Cannon
Attorney-in-Fact

BEHDAD EGHBALI

By:	/s/ John Cannon
Attorney-in-Fact